November 7, 2017

Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities

Via EDGAR Filing

Re: MVP REIT, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 24, 2017
Form 10-Q for the period ended June 30, 2017
Filed August 15, 2017
File No. 000-55761

Dear Ms. Sobotka:

On behalf of MVP REIT, Inc., (the "Company") we are responding to comments received from the Commission letter dated November 7, 2017.  The numbering of the Company's responses corresponds to the numbering in the Staff's letter.

Form 10-K for the period ended December 31, 2016

Note I – Acquisitions, Page 87

Staff Comment

1.
We note your disclosure on page 88 and 90 relating to your acquisition of 13.33% and 70% tenant-in-common interest in the Mabley Place Garage, LLC, bringing your total ownership to 83.34%.  It appears from your disclosure on page 72 and the table on page 87 and 100 that you consolidate this property.  Please provide and cite the accounting guidance upon which you relied.  Refer to ASC 810, ASC 970-810-20, ASC 970-810-45-1 and ASC 970-323-25-12.

Company Response

Pursuant to Section 4 "Management; Approved Transactions" of the Agreement Among Co-Owners – MVP REIT as the Managing Co-Owner is the controlling partner and has the right to manage, control and conduct the affairs of the Mabley Place Garage, LLC and in accordance with ASC 810 the Company does consolidate the property.

From 10-Q for the period ended June 30, 2017

Exhibits – Certifications

Staff Comment

2.	Please amend your Form 10-Q to include the Certification of Chief Executive Officer pursuant to Rule 15d-14(a)(17 CFR 240.15d-14(a)) and Section 302 of the Sarbanes-Oxley Act of 2002.

Company Response

Upon review of the Company's filings on SEC.GOV, it appears that the requested information was filed with the original filing for the June 30, 2017 filing on August 15, 2017.  Please review screenshots from sec.gov below.

EX-23.1 2 exhibit_31-1.htm

---

**Exhibit 31.1**

**CERTIFICATIONS**

I, Michael V. Shustek, certify that:

1. I have reviewed this Form 10-Q of MVP REIT, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition,

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that m being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to pro principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the d

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarte reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's audi

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adv

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financi

Date: August 14, 2017

/s/ Michael V. Shustek

Michael V. Shustek
Chief Executive Officer
(Principal Executive Officer)
MVP REIT, Inc.

In connection with this response, please note that the Company acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing adequately address your comments.

Very truly yours,

/s/ Ed Bentzen
Ed Bentzen
Chief Financial Officer
MVP REIT II, Inc.